Will H. Cai +852 3758 1210 wcai@cooley.com

April 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted on March 7, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 28, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-4 (the “DRS/A”).

Set forth below are the Company’s responses to the Comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the DRS/A. Capitalized terms used but not defined herein are used herein as defined in the DRS/A.

As certain of the Staff’s comments may result in significant changes to the Company’s disclosure, the Company intends to revise, update and amend the DRS/A (the “Revised DRS/A”), including to replace the unaudited interim financial statements as of June 30, 2021 and for the six months ended June 30, 2021 of Bitdeer with the audited financial statements as of December 31, 2021 and for the year ended December 31, 2021 of Bitdeer, after it receives the Staff’s further comments to the Company’s responses herein.

April 6, 2022 Page 2

Amendment No. 2 to Draft Registration Statement on Form F-4

Questions and Answers about the Proposals

What are the U.S. federal income tax consequences..., page 20

1.	We note your response to prior comment 2 and are unable to agree. The vote of all Bitdeer shareholders may not be necessary to approve the business combination, yet the transaction has been structured to issue the shares in a registered transaction pursuant to Rule 145. Therefore, an investment decision is imputed to all Bitdeer shareholders, and unless the tax consequences to those shareholders is not material or the disclosure indicates that the transaction is expected to be taxable for Bitdeer shareholders, an opinion of counsel is required by Item 601(b)(8) of Regulation S-K.

The Company respectfully advises the Staff that it is in discussion with its legal counsel and will address this comment in the Revised DRS/A.

Risk Factors

If BSGA’s security holders exercise their registration rights..., page 81

2.	We note nominal price per shares paid by the initial shareholders for their shares. Highlight the possibility of significant sales by the initial shareholders following registration of their resales even if the trading price for the company is considerably lower than the current trading price of the company's shares further exacerbating the ability of the company's stock to trade at a premium to its current market price.

In response to the Staff’s comment, the Company plans to revise the disclosure on page 81 of the DRS/A to include the following:

BSGA’s initial shareholders may sell all or a significant portion of these shares upon registration of such shares for resale even if the then trading price of BTG’s securities is considerably lower than the current trading price of the BSGA Ordinary Shares, which may further exacerbate the ability of securities of BSGA (or BTG upon Closing) to trade at a premium to its current market price.

Appraisal Rights, page 141

3.	We note your response to prior comment 6 but also note that your disclosure focuses on the technical requirements for exercising appraisal rights. Your disclosure continues to notify shareholders that their appraisal rights “are available to the holders of the BSGA Ordinary Shares in connection with the First Merger but not with other transaction (sic) in the Business Combination.” The primary purpose of this disclosure is to advise shareholders on how to properly exercise their appraisal rights, so unless there is practical reason to distinguish between actions to be taken with respect to the First Merger and the other steps of the Business Combination, highlighting that appraisal rights are only available in connection with the First Merger may be confusing to BSGA shareholders. Please advise or revise.

In response to the Staff’s comment, the Company plans to replace references to “First SPAC Merger” with “Business Combination” on pages 6, 102, 103, 141 and 142 of the DRS/A. The Company also plans to revise the disclosure on page 17 of the DRS/A as follows:

Appraisal rights are available to holders of BSGA Ordinary Shares in connection with the proposed Business Combination.

In addition, with respect to the references to “First SPAC Merger” on pages 102 and 141 of the DRS/A, the Company does not plan to change the First SPAC Merger in the below sentence because the seven days period is calculated starting from the closing of the First SPAC Merger which will be earlier than the other mergers in the Business Combination.

55 Hudson Yards, New York, New York 10001-2157

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April 6, 2022 Page 3

“Within seven days of the expiration of the 20-day period in which a BSGA shareholder may serve notice of dissent (or seven days following the First SPAC Merger, whichever is the later), BSGA shall make a written offer to each dissenting shareholder to purchase their BSGA Ordinary Shares at a specified price that BSGA determines to be their fair value.”

Information Related to Bitdeer

Our Cryptocurrencies

Cryptocurrencies and Protocols Involved in Our Business, page 187

4.	Please further break-out the digital assets that constitute the “Others” category in your tabular disclosure.

In response to the Staff’s comment, the Company plans to revise the tabular disclosure on page 187 of the DRS/A as follows to further break out the digital assets that constitute the “Others” category:

	Year ended December 31, 2019		Year ended December 31, 2020		Six months ended June 30, 2021
	USD’000%		USD’000%		USD’000%
BTC	33,371	89.1	85,355	96.5	109,125	98.0
ZEC	1,379	3.7	1,419	1.6	1,047	1.0
ETH	981	2.6	781	0.9	5	0.0
LTC	642	1.7	252	0.3	516	0.5
BCH	480	1.3	204	0.2	110	0.1
DCR	357	1.0	153	0.2	–	–
DASH	175	0.5	14	0.0	–	–
ETC	86	0.1	138	0.1	–	–
CKB	–	–	177	0.2	84	0.1
DOGE	–	–	–	–	412	0.3
XCH	–	–	–	–	1	0.0
Total	37,471	100.0	88,493	100.0	111,300	100.0

55 Hudson Yards, New York, New York 10001-2157

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April 6, 2022 Page 4

Policies and Procedures Related to Our Cryptocurrencies, page 187

5.	Please further break-out the digital assets that constitute the “Others” category in your tabular disclosure.

In response to the Staff’s comment, the Company plans to revise the tabular disclosure on page 188 of the DRS/A as follows to further break out the digital assets that constitute the “Others” category:

	As of December 31, 2019			As of December 31, 2020			As of June 30, 2021
	USD’000%			USD’000%			USD’000%
BTC	907		83.4	6,536		68.2	2,316		26.7
ETH	54		5.0	452		4.7	459		5.3
USDT	16		1.5	1,414		14.8	5,409		62.3
BCH	45		4.0	247		2.6	119		1.4
LTC	29		2.7	292		3.0	27		0.3
BSV	29		2.7	194		2.0	170		2.0
ZEC	5		0.5	337		3.5	2		0.0
DASH	0	*	0.0	26		0.3	0	*	0.0
DCR	1		0.1	1		0.0	3		0.0
DOGE	0	*	0.0	10		0.1	93		1.1
ETC	1		0.1	7		0.1	0	*	0.0
ETN	0	*	0.0	0	*	0.0	0	*	0.0
USDC	–		–	55		0.6	64		0.7
BCHA	–		–	–		–	25		0.2
CKB	–		–	9		0.1	0	*	0.0
BTM	0	*	0.0	2		0.0	–		–
Total	1,087		100.0	9,582		100.0	8,687		100.0

* Less than 500 USD but not nil.

6.	We note your response to prior comment 9; however, you have added the term “stablecoin” to your revised definition of “USDC” on page 9. Further explain your use of this term or remove it from the definition.

In response to the Staff’s comment, the Company plans to revise the definition of “USDC” on page 9 of the DRS/A as follows:

“USDC” means USD Coin.

In addition, in connection with the Company’s response to the comments numbered 4 and 5 above, the Company plans to include the following defined terms in the section entitled “Frequently Used Technical Terms” in the Revised DRS/A:

“BCH” means Bitcoin Cash;

“BCHA” means Bitcoin Cash ABC;

“BSV” means Bitcoin Satoshi’s Vision;

“BTM” means Bytom;

“CKB” means Nervos Network;

“DASH” means Dash;

55 Hudson Yards, New York, New York 10001-2157

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April 6, 2022 Page 5

“DCR” means Decred;

“DOGE” means Dogecoin;

“ETC” means Ethereum Classic;

“ETN” means Electroneum;

“FIL” means Filecoin;

“LTC” means Litecoin;

“XCH” means Chia; and

“ZEC” means Zcash.

7.	Although you state that you did not leverage your cryptocurrencies to generate additional income through lending prior to June 30, 2021, you appear to have embarked on such a strategy since that date. Expand your MD&A discussion to address your present and future income generating activities tied to cryptocurrency lending, and your policy for determining whether to leverage your crypto asset holdings.

In response to the Staff’s comment, the Company plans to revise the disclosure on page 188 of the DRS/A as follows:

Prior to June 30, 2021, we did not leverage cryptocurrencies that we held, including Bitcoin, to generate additional income, through lending, hedging or otherwise, nor did we convert our fiat currencies into cryptocurrencies for the same purposes. In the second half of 2021, we explored new options, such as short-term cryptocurrency lending and purchase of short-term wealth management products using cryptocurrencies converted from our fiat currencies, in addition to direct deposits of fiat currencies at fixed rates, in order to optimize our cash management cycle and generate a higher return on cash not otherwise used in our operating activities. Specifically, during the second half of 2021, we lent 30 million USDC, which we converted from our fiat currencies, to Matrixport Group at a fixed annual interest rate of 8.25% and received approximately $0.7 million interest income; we also converted our fiat currencies into 30 million USDT and purchased a short-term wealth management product in the same amount from Matrixport Group. The wealth management product was an unsecured USDT fund offered by Matrixport Group at variable rates of return, and we received approximately $0.7 million investment income from such product in the second half of 2021. Both the loan and the wealth management product were fully redeemed by the end of 2021. In addition, because we generally do not hold cryptocurrencies, while the incomes we received were initially in cryptocurrencies, they were promptly converted into fiat currencies following receipt.

We are open to more options to generate additional income by leveraging our cryptocurrencies and fiat currencies in the future; however, we prioritize our operating activities in terms of cash usage and will ensure that our cash reserve and anticipated cash flow from operations will be sufficient to meet our current and anticipated working capital requirements and capital expenditures. Therefore, we currently do not expect to actively expand our cryptocurrency lending activities, and may engage in fewer such activities depending on various factors, including aforementioned cash reserve and anticipated working capital requirements.

55 Hudson Yards, New York, New York 10001-2157

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April 6, 2022 Page 6

8.	Explain your “short-term wealth management product” entered into with the Matrixport Group and discuss the purpose of this arrangement.

The Company respectfully submits to the Staff that the short-term wealth management product was an unsecured USDT fund offered by Matrixport Group at variable rates of return, redeemable on demand. This arrangement was an option Bitdeer explored to optimize its cash management cycle by generating a higher rate of return from cash not otherwise used in its operating activities, as compared to deposits of fiat currencies at fixed rates.

Please also refer to the revised disclosure in response to comment 7 above for more details.

9.	Explain how your $30 million USDC loan to Matrixport Group generated investment income.

The Company respectfully submits to the Staff that Bitdeer generated interest income in the second half of 2021 from the 30 million USDC loan to Matrixport Group at a fixed annual interest rate of 8.25%.

Please also refer to the revised disclosure in response to comment 7 above for more details.

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements

Note 3. Changes in Significant Accounting Policies

b. Cryptocurrency lending, page F-35

10.	Please refer to prior comment 11. In your response you state that you believe IFRS 9 supports your accounting for the lending arrangement. Noting that this guidance applies to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, please clarify for us why you believe this guidance is applicable to the lending of crypto assets.

In response to the Staff’s comment, the Company has reassessed and concluded the cryptocurrency lending transaction does not fall within the scope of IFRS 9. As discussed in the Company’s response to comment 11 below, derecognition criteria have not been met for the cryptocurrencies lent and thus the lending transaction does not contain an embedded contractual right to buy a non-financial item that can be settled net in cash, or for which the non-financial items are readily convertible to cash.

11.	Please refer to prior comment 11. If your lending arrangements are not within the scope of IFRS 9, please tell us how you considered the guidance in IFRS 15. Please tell us how you considered if the borrower has obtained control, as defined in paragraph 33 of IFRS 15, of the crypto assets that you lend and, to the extent the borrower must return the crypto asset, how you considered paragraphs B64 to B76 of IFRS 15.

In response to the Staff’s comment, the Company has assessed whether the lending of cryptocurrency indicates the borrower has obtained control, as defined in IFRS 15 paragraph 33, and concluded the control was not transferred to the borrower as the borrower must return the cryptocurrencies.

Specifically, according to paragraph 66 of IFRS 15, as the borrower must return the crypto asset, the borrower does not obtain control of the asset because the borrower is limited in its ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset even though it has physical possession of the asset.

55 Hudson Yards, New York, New York 10001-2157

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April 6, 2022 Page 7

Based on the analysis above, the Company believes that the borrower did not obtain control of the underlying cryptocurrency, and the cryptocurrencies should not be derecognized. The lending was collected within the same year in 2021, and the resulting impact on the overall financial presentation is immaterial to the overall financial presentation. The Company plans to include the following accounting policy on cryptocurrency lending in its consolidated financial statements as of and for the year ended December 31, 2021 in the Revised DRS/A:

Cryptocurrency lending - The Group enters into arrangements with counterparties to lend cryptocurrencies on an unsecured basis. Cryptocurrencies lent are not derecognized as the applicable derecognition criteria are not met and such cryptocurrencies continue to be accounted for as intangible assets with an indefinite useful life in accordance with IAS 38.

Notes to the Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

h. Cryptocurrencies, page F-62

12.	We note your statement in your response to prior comment 12 that “Bitdeer identifies impairment of cryptocurrencies at an individual asset level and records impairment measured as the difference between the cost (defined as the carrying amount of an individual asset) and the recoverable amount according to paragraph 8 of IAS 36.” Please explain why you identify impairment at an individual asset level and then use the weighted average cost method to measure impairment. Please provide the IFRS citations or guidance that supports your statement that the “first-in-first-out (“FIFO”) or weighted average formula to determine the carrying amount of the cryptocurrency to derecognize is a policy election allowed under IFRS.” Clarify why you are not using the carrying amount of an item for measuring impairment. In addition, confirm that upon sale of a crypto asset you derecognize that asset at its carrying amount and do not use FIFO or weighted average formula to determine the carrying amount.

In response to the Staff’s comment, the Company revised its methodology for determining which units of cryptocurrencies were transferred out or sold to the first-in, first-out (“FIFO”) approach. The impact on the overall financial presentation is immaterial. The Company further confirms that upon sale of a crypto asset, Bitdeer derecognizes that asset at its carrying amount. FIFO methodology is used to determine which units of cryptocurrencies are sold.

The Company plans to revise and include the following accounting policy on cryptocurrencies in its consolidated financial statements as of and for the year ended December 31, 2021 in the Revised DRS/A:

Gains or losses arising from the disposal of cryptocurrencies are determined as the difference between the net disposal proceeds and the carrying amount of the cryptocurrencies. The Group recognizes realized gains or losses on the date of the disposal using a first-in-first-out method of accounting.

13.	Please clarify your statement that “the receipt of cryptocurrencies is included in the operating activities” as it implies that such amounts are included as cash inflows to net cash flows from operating activities. Revise this statement to explain that the receipts of cryptocurrencies are being added back to operating activities since they represent a noncash adjustment. Further, please tell us why including the disposals of cryptocurrencies in the investing activities is proper when the receipt of cryptocurrencies is presented as revenue. Please provide us an accounting analysis with citation to authoritative literature supporting your accounting treatment.

In response to the Staff’s comment, the Company plans to revise its disclosure to state that the receipts of cryptocurrencies are being added back to operating activities as they represent non-cash adjustments.

55 Hudson Yards, New York, New York 10001-2157

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April 6, 2022 Page 8

As a general business practice, Bitdeer disposes of cryptocurrencies shortly after they are earned and received. According to IAS 7 paragraph 11, cash flows are to be presented in the manner which is most appropriate to the business. As the disposal of cryptocurrencies for fiat currencies shortly after the cryptocurrencies are earned and received is part of Bitdeer’s routine business operation, the Company reassessed its accounting treatment and concluded that the disposal of cryptocurrencies should be classified within cash flows from operating activities. The Company plans to revise the cash flow classifications for all years presented in the Revised DRS/A.

Further, the Company plans to revise and include the following accounting policy on cryptocurrencies in the Revised DRS/A:

Substantially all of the Group’s cryptocurrencies are received from its revenue arrangements and such receipts, as noncash items, are added back to the operating activities and the disposal of cryptocurrencies received in revenue arrangements is classified within cash flows from operating activities in the accompany combined and consolidated statements of cash flows. The purchases and disposals of cryptocurrencies for the purposes of investments or extending loans are classified within investing activities in the accompanying combined and consolidated statements of cash flows.

l. Mining machines, page F-64

14.	We note your response to prior comment 14 indicating that the mining machines are Bitdeer’s revenue-earning equipment, which would appear to meet the definition of property, plant and equipment in IAS 16. Furthermore, you indicate in your January 24, 2022 response to comment 39 that mining machines are not held for sale in the ordinary course of business. Paragraph 68 of IAS 16 is clear that gains from the sale of property, plant, and equipment should not be classified as revenue. Please revise accordingly.

In consideration of the Staff’s comment, the Company believes the sales of its mining machine occur regularly as an integral part of its operation. The Company reassessed and concluded the arrangement should be accounted for in accordance with IFRS 15 because it represents contracts with customers in Bitdeer’s ordinary course of activities. The mining machines are considered to be transferred to inventories immediately before the sales contracts are entered into. Revenue is recognized at the amount of consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties and value-added tax (“VAT”) or other sales taxes, when control over goods or services is transferred to the customer. The cost of sales is recognized at the net book value of the mining machine sold.

The Company plans to revise the financial presentation related to revenue, cost of revenue and cash flows for all years presented in the Revised DRS/A.

The Company also plans to remove the following disclosure on the accounting policy of mining machines in the Revised DRS/A:

Gains and losses on the sale of mining machines, including the costs associated with disposals, as applicable, are included in revenues in the combined statements of operations and other comprehensive income / (loss), as further discussed in Note 2(o).

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April 6, 2022 Page 9

In addition, the Company plans to revise and include the following accounting policy on revenues in the Revised DRS/A:

Sale of Mining Machines

The Group recognizes revenue from sales of mining machines to customers at the point in time when control of the mining machines is transferred to the customer, which generally occurs upon deployment of the mining machines or when the mining machines are picked up from the Group’s premises as defined in the revenue contract.

The Group accounts for its revenue in accordance with IFRS 15 Revenue from contracts with customers. Income is classified by the Group as revenue when it arises from the provision of goods or services in the ordinary course of the Group’s business.

Revenue is recognized when control over goods or services is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of trade discount, if any.

o. Revenue recognition, page F-65

15.	You indicate in response to prior comment 16 that Bitdeer’s performance obligation under your Cloud Hash Rate offering is to provide the specified amount of computing power to the customers and the customers obtain control over the computing power. Please provide a fulsome analysis of why you believe the customer obtains control over the computing power given that Bitdeer has a substantive right to substitute the hash rate provided to the customer (i.e., to provide hash rate from different mining machines) throughout the period of use, as noted from your January 24, 2022 response to prior comment 43 and as defined in paragraph 33 of IFRS 15. Your analysis should include your consideration of the fact you are combining and integrating the computing power assigned to your customers and you control these combined inputs to provide the integrated computing power to the mining pool operator.

In response to the Staff’s comment, the Company clarifies that through Cloud Hash Rate arrangements, Bitdeer provides its customers computing services. The quantity of computing services is measured by the computational power per second (also known as the hash rate). When placing a Cloud Hash Rate subscription plan, a customer chooses the mining pool the customer wants to participate in and the type of cryptocurrency the customer intends to mine. Upon successful order placement, Bitdeer utilizes its mining machines to provide computing services to the customers and the reward is distributed directly by the mining pool to the customer. As a result, the customer simultaneously receives and consumes the benefits provided by Bitdeer’s performance as Bitdeer performs.

To analyze whether the control of the computing service is transferred to a customer, the Company considers whether the customer has the ability to direct the use of, or the ability to prevent other entities from directing the use of, and obtain substantially all of the remaining benefits from, the computing service in accordance with paragraph 33 of IFRS 15.

For every second of computation Bitdeer performed for a customer in the mining pool, the customer exercised the ability to prevent others from using the computing service. Although Bitdeer has a substantive right to substitute the computing power provided to the customer, Bitdeer is obligated to provide computing services at a quantity specified in the agreement with the customer. In other words, with the total computing power Bitdeer owns being fixed at every second, Bitdeer is not able to provide the computing service the customer subscribed to another customer. In the meantime, the customer is entitled to the mining reward from the mining pool for the computation performed for that second. As such, the Company believes the control of the service has transferred to the customer simultaneously as the customer consumes the benefit from the service (i.e., the customer is entitled to the mining reward resulting from the computing service) and another entity would not need to re-perform the work completed. As a result, the performance obligation is satisfied over time as indicated in IFRS 15 paragraph B3-B4.

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April 6, 2022 Page 10

In this practice, the fact that Bitdeer controls all mining machines utilized in providing the Cloud Hash Rate computing service, and through the hash rate slicing and scheduling technology, combines and integrates the computing power subscribed by different customers and, in turn, provides to mining pool on behalf of the customers, are Bitdeer’s procedures to fulfill the performance obligation (i.e., to provide a specified quantity of computing service). The Company acknowledges that Bitdeer combines and integrates the computing power and then connects the computing power directly to the mining pool operator. However, the mining reward is distributed by the mining pool to the customer directly and Bitdeer does not bear any risk of loss. Therefore, substantially all of the remaining benefits from the computing services have been passed to the customers.

Specifically, the customers bear the risk of loss due to the following two reasons:

•	Pricing risk of the cryptocurrencies

As the prices of cryptocurrencies are very volatile, it is possible that a customer has a loss in the transaction by not being able to recover the costs in plan subscription and electricity from the cryptocurrencies mined.

•	Quantity risk of the cryptocurrencies

A customer could experience fluctuation in the real computing power (as defined below) and thus bear the risk of poor yield from the mining activity. Bitdeer is providing the customer a specified amount of theoretical computing power derived as an expected average of the real-time computing power (“real computing power”) during the plan period. The hash rate is a measure of computation speed and is a changing figure due to the real-time performance of a mining machine.

To fulfill the promise of providing a specified amount of theoretical computing power, Bitdeer utilizes a hash rate compensation mechanism. The mechanism works by observing the real-time computing power each hour (an “observation interval”), calculating the difference between the theoretical computing power subscribed and the real-time computing power in each observation interval, and allocating more computing power to work for the customer in the next observation interval if the real-time computing power is less than the theoretical computing power, or reducing the allocation of computing power in the next observation interval if real-time computing power is more than the theoretical computing power. This process is automatically executed by the system and occurred repeatedly until the end of a plan. By utilizing the mechanism, the real-time computing power the customer enjoyed in mining approximates the theoretical computing power subscribed.

In addition, the quantity of cryptocurrencies to be mined is further subject to other major factors such as network mining difficulty and transaction verification fees attached to each block. As a result, customers subscribing to the same quantity of computing services in the same mining pool to mine the same type of cryptocurrency could yield different mining rewards due to factors such as different network difficulty, amount of transaction verification fee the pool earns, or the rate of transaction verification fee (depending on the sharing mechanism), and the real computing power used to mine during a day. As a result, the customer bears the quantity risk to some extent even if Bitdeer has fulfilled its performance obligation.

The customer is also informed of such fluctuation of computing power which is explicitly stated in the plan user agreement and in the order page, which the customer would have to consent to before placing a plan order, that the customer acknowledges the instability of real-time computing power and Bitdeer does not provide promise, guarantee or any kind of warranty regarding the stability of the subscribed computing power.

As a matter of fact, Bitdeer’s customers have experienced losses in the past where the mining rewards the customers received were less than the sum of plan subscription costs and electricity costs they paid. Among the Cloud Hash Rate orders Bitdeer’s customers placed between 2019 and 2021, roughly 15% of the orders, calculated based on the quantity of orders, resulted in customers experiencing losses.

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April 6, 2022 Page 11

Based on the analysis above, the Company believes the control of the computing services has been transferred to the customer as Bitdeer performs.

16.	Please refer to your response to prior comment 16 regarding your Cloud Hash Rate offering. Please clarify why you believe principal/agent considerations are not applicable, specifically referring to how you considered B34 of IFRS 15. In this regard, we note various terms in your service agreement such as your classic and acceleration mode plans that provide the customer a net mining output or to recover electricity fees before receiving a mining output when Bitdeer establishes the electricity fee, the fact that the user can only connect with mining pools that cooperate with Bitdeer, and, as noted in your response to prior comment 18, that the additional rewards that mining pools agree to pay are paid to Bitdeer.

The Company respectfully submits to the Staff that in a Cloud Hash Rate arrangement where three parties are involved (namely, Bitdeer, Bitdeer’s plan subscribers, and the mining pool operator), Bitdeer is the supplier that provides the computing services using its own resources. As another party (i.e., Bitdeer’s plan subscribers or the intermediary) is also involved, Bitdeer performed the following principal versus agent analysis according to IFRS 15 appendix B paragraph B34-B38 to determine whether Bitdeer’s plan subscriber or the end consumer (the mining pool operator) is its customer (i.e., whether Bitdeer’s plan subscriber ever takes control of the computing services).

Specifically, Bitdeer performed a two-step analysis:

1.	Identifying the specified good or service to be provided to the customer (end consumer)

The specified good or service would be to provide the computing power and the end consumer is the mining pool.

2.	Assessing whether Bitdeer controls the specified good or service before it is transferred to the end consumer

To inform the assessment of control, Bitdeer analyzed the three indicators of control according to IFRS 15 appendix B paragraph B37.

a)	Primary responsibility for fulfillment

Bitdeer is responsible for providing a specified amount of computing power, and to set up and maintain the connection of the subscribed computing power to the mining pool. However, this is based on instructions of the plan subscribers as specified in Bitdeer’s contract with the plan subscribers. Under the instructions of the subscribers, which include the designated type of cryptocurrency to be mined, designated mining pool to participate in, and cryptocurrency wallet address to receive the mining reward, Bitdeer connects to the mining pool on behalf of the customers. The Company acknowledges the fact that the plan subscribers can only connect with mining pools that cooperate with Bitdeer, which is in consideration of the operation efficiency. The Company also acknowledges the fact that the additional rewards that mining pools agree to pay are paid to Bitdeer, which is because Bitdeer combines the mining power and directly connects to the mining pools.

The Company determines overall that this indicator is less pervasive given Bitdeer is primarily responsible for fulfillment as instructed by the plan subscribers.

b)	Inventory risk

Plan subscribers bear the risk of loss as discussed above in Bitdeer’s response to comment 15 above.

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April 6, 2022 Page 12

Based on the user agreement, Bitdeer is not responsible for the amount and the distribution of the mining reward. Plan subscribers bear the risk of loss. Bitdeer determines this is a more pervasive indicator as the agent normally does not bear the risk of loss.

c)	Pricing discretion

Based on the user agreement, the mining pool operator determines the price. The Company would like to further clarify the consideration charged from the plan subscriber in the Cloud Hash Rate arrangement, as follows:

•	For the classic plan, the plan subscriber pays a fixed hash rate subscription fee upfront, immediately before the plan is placed. The plan subscriber also needs to routinely place and pay electricity subscription throughout the duration of the plan. The consideration of each electricity subscription is also fixed.

•	For the acceleration plan, a plan subscriber needs to pay for the hash rate subscription and electricity subscription fee the same way a classic plan subscriber would. Different from the classic plan, the amount of hash rate subscription fee a customer would pay under an acceleration plan is less than that under a classic plan. In exchange, after the plan subscriber recovers the cost (i.e., when the cumulative mining reward received from the mining pool equals the amount of hash rate subscription fee paid upfront, and the electricity subscription fee paid and used to date), Bitdeer is entitled to a portion of the mining profit with the customer afterward. The amount of mining reward available for the sharing in a given day is the quantity of cryptocurrency received by the customer, minus the electricity subscription fee used on that day (i.e., mining profit). This is a different pricing arrangement where the upfront charge is less.

The Company respectfully advises the Staff that Bitdeer does not provide a net mining output to the plan subscriber, but rather, the plan subscribers receive the gross mining reward directly from the mining pools. Under the acceleration plan, Bitdeer only shares with the plan subscriber a portion of the mining output directly distributed to the customer.

Furthermore, if Bitdeer were to be determined as the principal, Bitdeer would recognize the revenue for the amount it receives from the mining pool operator (the end consumer) and an expense for the amount retained by the plan subscriber (the intermediary). For Bitdeer’s customers who have experienced losses (mining rewards being less than the sum of plan subscription costs and electricity costs), the amount retained by the plan subscriber is a negative amount which would reduce Bitdeer’s expenses. Bitdeer considers such a presentation where Bitdeer was deemed as the principal to be uncommon as the expense amount could be positive or negative depending on the fluctuation of cryptocurrencies. However, an agent normally would not bear the risk of loss.

Based on the analysis above, considering the more pervasive indicator that the plan subscriber bears the risk of loss, the Company concludes that it does not act as a principal in the arrangement, and thus should not be recognizing the mining reward.

17.	Tell us whether the mining pool operator have separate contracts with each of your Cloud Hash Rate customers. Please clarify whether your Cloud Hash Rate and/or Cloud Hosting customers participate in a distinct mining pool without other third-party mining pool customers.

The Company respectfully submits to the Staff that mining pool operators do not sign separate contracts with each of the Cloud Hash Rate customers. However, in the arrangement entered into between Bitdeer and the mining pool operator, it is specified certain computing power is provided through the Cloud Hash Rate arrangement and once the computing service is provided to the mining pool, the mining pool is obligated to pay the mining rewards to the wallet address provided by the Cloud Hash Rate plan subscriber.

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Bitdeer’s Cloud Hash Rate and Cloud Hosting customers participate in public mining pools, such as BTC.com pool or Viabtc pool with other third-party mining pool participants.

18.	Please revise to disclose why you do not disaggregate revenues earned from proprietary mining between mining rewards and transaction verification fees as noted from your January 24, 2022 response to prior comment 45.

In response to the Staff’s comment, the Company plans to revise the disclosure on proprietary mining in the Revised DRS/A as follows:

Proprietary Mining

The Group enters into contracts with mining pool operators and performs mining activities, by participating in mining pools, with its own mining machines to earn cryptocurrency rewards. The contracts with pool operators are terminable at any time by either party. In exchange for providing computing power to the pool, the Group is entitled to a fractional share of the cryptocurrency award the pool operator receives from the blockchain network, which includes both block rewards and the transaction verification fees attached to the blocks. Providing computing power in cryptocurrency transaction verification services is an output of the Group’s ordinary activities. Providing such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives is the aggregate amount of the block rewards and the transaction verification fees to which the Group is entitled, and the mining pool operator does not separately distinguish the amount of the block reward from that of the transaction verification fees. As such, the Group does not disaggregate revenues earned from proprietary mining between mining rewards and transaction verification fees.

19.	We note your response to prior comment 22 regarding Cloud Hosting arrangements. Please further explain how the customer has the ability to direct the use of the mining machine while in your possession. Clarify the enforceable rights and obligations under your Cloud Hosting arrangements, and provide us with a representative contract with your customers. Indicate whether you have an explicit or implicit repurchase right or obligation since you sell the mining machines on behalf of your customers. Explain how it is determined to sell a mining machine. Tell us if customers ever take physical possession of the mining machines and remove them from your data centers for their own use or disposition. Also explain how and when consideration for the arrangement is transferred. Provide us with your comprehensive accounting analysis of how you determine if the customer obtains control of the mining machine under paragraphs 38, BC64 to BC76, and B79 to B82 of IFRS 15.

The Company acknowledges the Staff’s comment and reassesses the accounting for Cloud Hosting arrangements. The Company believes that the Cloud Hosting customers have not obtained control over the mining machines upon deployment. The Cloud Hosting arrangement should be viewed in a way similar to the Cloud Hash Rate arrangement, where Bitdeer receives an upfront payment and promises to provide computing service to a customer in the quantity produced by the specified mining machines. Instead of recognizing the upfront payment as revenues upon the deployment of mining machines, the Company concludes the upfront payment should be recognized over the life of the mining machines as the customer receives benefits from the computing service over the term of the service.

In response to the Staff’s comment, the Company clarifies that the Cloud Hosting contract is entered into between Bitdeer and a group of individual buyers (a “customer group”). Under the group-buying arrangement, each individual buyer within a customer group purchases the same type of mining machine, subject to the same rights and obligations, and the hosting service commences and terminates at the same time for each individual buyer within a customer group. The order will not be successfully placed until all individual buyers satisfied the order placement requirement (making payments, submitting individual orders, etc.). As such, Bitdeer considers each customer group as a customer to Bitdeer.

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To prepare the mining machines for a Cloud Hosting order, Bitdeer will relocate mining machines designated for the customer to the designated hosting area in the mining data center, set up the mining machines on the hosting line, and configure the mining machines for the customer. Because the quantity of mining machines to deploy for a Cloud Hosting order is relatively large (could be as many as over 200 mining machines at one time), the deployment work incurs excessive labor hours and therefore reduces the efficiency and effectiveness in other operations which the mining data center staff normally would need to attend to. To avoid frequent deployment and shipments of mining machines which increase labor costs, Bitdeer sets its operating strategy to control the frequency of Cloud Hosting group-buying orders and also sets certain disincentives in the Cloud Hosting contract to discourage customers from taking physical possession of the mining machines. Such as posting extra liquidation fees (30%-50% of the market prices of the mining machines) to the customers who intend to take physical possession of the mining machines.

The Company has performed an analysis and concluded the customer is limited in its ability to direct the use of, and to obtain substantially all of the remaining benefits from, the mining machine and thus has not obtained control of the mining machine upon deployment. The analysis is as follows.

A customer’s ability to direct the use of the mining machine is limited because the use of the mining machines is predetermined (type of cryptocurrencies to be mined and the mining pool to participate) and the customer does not have the ability to change the type of output, when the output is produced, where the output is produced and how much of the output is produced etc. Upon successful placement of a Cloud Hosting order and the commencement of the hosting service, the customer is not able to change the configuration other than updating the cryptocurrency wallet address used for receiving the mining reward. The customer’s ability to obtain substantially all of the remaining benefits from the mining machine is also limited because the customer needs to pay a substantial amount of liquidation fee to take physical possession.

Although by analogy to the bill-and-hold arrangement pursuant to paragraph B79 to B82 of IFRS 15, Bitdeer satisfies the following:

•	The reason for the customer not taking physical possession is substantive;

•	The mining machines have been identified separately as belonging to the customer.

The mining machines currently are not ready for physical transfer to the customer because the customer still needs to pay for the liquidation fee which is considered economically substantial. Bitdeer, even though has never done so or intends to do so, does have the ability to substitute the mining machines as the customer does not have visibility of which exact mining machine it is using.

Regarding whether Bitdeer has an explicit or implicit repurchase right or obligation, upon the termination of the hosting services which occurs either when users who own more than 50% of the mining machines in the group request to terminate the hosting or when Bitdeer terminates the service under certain circumstances out of Bitdeer’s control, Bitdeer offers the customers the choices between disposing of the mining machines at the market price provided by Bitdeer and picking up the mining machines with a liquidation fee. As analyzed above, the customers are economically disincentivized to pick up the mining machines. Since the customer has already paid upfront a purchase price similar to the market value of the mining machines, by paying the liquidation fee, the customer would be paying much higher than the market price for the mining machines. A rational customer would choose to dispose of the mining machine at the market price provided by Bitdeer. As the customer does not have visibility of the purchaser of mining machines, it gives Bitdeer an implicit repurchase right conditional upon the termination of the hosting services. However, as this right to repurchase mining machines only becomes active when the hosting service terminates, which is outside of Bitdeer’s control, Bitdeer considers such conditional repurchase right alone does not automatically preclude a transfer of control.

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With respect to the selling process, which could only occur upon termination of the hosting service, as mentioned above, Bitdeer has the operation strategy to avoid frequent deployment and shipments of mining machines which increase labor costs, Bitdeer is very likely to purchase the mining machines back for own-use or sell them directly to a new Cloud Hosting customer and remit full proceeds to the customers. As a result, it is highly probable that the control of the mining machines would never be transferred to the customer unless the customer, acting without rationality, decides to pay the liquidation fees and pick up the mining machines.

Ever since Bitdeer started the operation of the Cloud Hosting business in 2020, none of the customers has taken physical possession of the mining machines or removed them from Bitdeer’s data centers for their own use or disposition. No hosting service has been terminated and no disposal of mining machines on behalf of customers has occurred. The Cloud Hosting business is designed to offer a one-stop mining solution to cryptocurrency mining which gives the customers a convenient way to enjoy the benefits of holding mining machines. It reduces the market research and outreach effort for the customers in areas such as mining machine sorting (Bitdeer offers Cloud Hosting customers mining machines with reputable brands in the market) and logistic (Bitdeer will re-configure and deploy the mining machines in its mining data centers and customers do not need to be concerned about mining data center selections, shipping or deployment). The customers enter into Cloud Hosting arrangements with Bitdeer with no intention to take physical possession of the mining machines (i.e., they would purchase directly from other mining machine resellers as it is less costly), but rather, value the right to use the mining machines and Bitdeer’s hosting service over the entire useful life of the mining machines.

Regarding how and when consideration for the arrangement is transferred, Bitdeer receives an upfront payment as specified in the Cloud Hosting order page in exchange for the “sale” of the mining machines. The hosting fees, historically in the form of cryptocurrency, are charged to the customer based on the customer’s consumption of electricity every ten days. In 2021, in addition to the tradition, or classic plan, Bitdeer launched the acceleration plan for Cloud Hosting where, similar to the Cloud Hash Rate acceleration plan, the amount of upfront purchase price a customer would pay under an acceleration plan is less than that under a classic plan. In exchange, after the customer recovers the cost (i.e., when the cumulative mining reward received from the mining pool equals the amount of fee paid upfront, and the electricity fee paid and used to date), Bitdeer is entitled to a portion of the mining profit with the customer afterward. The total revenues generated from the acceleration plan under Cloud Hosting, including the upfront payment and the hosting fees, are immaterial in 2021.

Bitdeer hereby clarifies the enforceable rights and obligations under such arrangement as follows:

•	Bitdeer promises to provide the computing power generated from specified mining machines (make, model, and other specifications such as theoretical electricity consumption) over the life of the mining machines in exchange for the purchase price of the mining machines as specified on the order page.

•	Bitdeer also promises to perform hosting services over the life of the mining machines in exchange for the hosting fees charged every ten days.

Please refer to Appendix A for a copy of the representative cloud hosting service agreement, which can also be obtained via the following hyperlink:

https://www.bitdeer.com/en/info/1751.

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The promise to transfer the mining machine is not distinct because, as discussed previously, the customers enter into Cloud Hosting arrangements with Bitdeer with no intention to take physical possession of the mining machines. The customer would expect the final product or service to be the computing power generated from the specified mining machines over the life of the mining machines. Essentially, the economic substance for the customer to enter into a Cloud Hosting arrangement is to utilize the computing power generated by the mining machines to gain mining rewards. The taking of physical possession of the mining machine has no economic benefit to the customer because it is not economically beneficial for the customer to terminate the current hosting service to pick up the mining machine and seek a hosting service in another mining data center. As such, the promise to transfer the mining machine is not a separately identifiable promise in the Cloud Hosting arrangement according to IFRS 15 paragraph 29.

The performance obligation to provide the computing power generated from specified mining machines over the life of the mining machines is satisfied over time because the control of the service has transferred to the customer simultaneously as the customer consumes benefits from the service (i.e., the customer is entitled to the mining reward resulting from the computing service) and another entity would not need to re-perform the work completed.

Bitdeer also assessed whether the Cloud Hosting contract is partially within the scope of lease and concluded the contract does not contain a lease. Please see the Company’s response to comment 20 below for more details.

Furthermore, Bitdeer has performed principal versus agent analysis as Bitdeer notes that in a Cloud Hosting arrangement, there are three parties involved (Bitdeer, Cloud Hosting customers and the mining pool operator).

•	Bitdeer is primarily responsible for fulfillment;

•	Could Hosting customers bear the entire risk of loss because 1) Cloud Hosting customers bear the risk of damages to the mining machines as specified in the contract; 2) Cloud Hosting customers bear the risk of fluctuation in the computing power generated from the mining machines; 3) Cloud Hosting customers bear the pricing risk of cryptocurrencies;

•	Based on the contract, the mining pool operator determines the price.

Considering the more pervasive indicator that the Cloud Hosting customer bears the risk of loss, the Company concludes that it does not act as a principal in the arrangement, and thus should not be recognizing the mining reward.

In summary, the Cloud Hosting arrangement should be viewed in a way similar to the Cloud Hash Rate arrangement, where Bitdeer receives an upfront payment and provides computing service to a customer in the quantity produced by the specified mining machines. The upfront payment is recognized as the customer receives benefits from the computing power over the term of the service, which approximates the life of the mining machines used for the Cloud Hosting operations.

As a result of the reassessment, the Company revised its accounting policy on the Cloud Hosting revenue. The impact on the overall financial presentation is immaterial. The Company plans to revise the disclosure in the Revised DRS/A as follows:

Cloud Hosting

The Group provides its customers a one-stop mining machine hosting solution which integrates the provision of computing power generated from specified second-hand mining machines and provision of custody and maintenance service, primarily including electricity charges and daily maintenance and repair care. The Group historically only accepts cryptocurrency as payments for the Cloud Hosting arrangement.

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The Group charges the customer an upfront amount at the commencement of the Cloud Hosting arrangement and a hosting fee based on the consumption of resources such as electricity throughout the duration of the service. The revenue is recognized ratably over the term of the service.

20.	Based on your response to prior comment 22, you appear to indicate that the Cloud Hosting arrangements convey the right to control the use of an identified asset for a period of time in exchange for consideration. Please tell us whether these arrangements are or contain a lease under IFRS 16 and provide us with your accounting analysis.

In response to the Staff’s comment, the Company considers whether the Cloud Hosting arrangement contains a lease following the flowchart under IFRS 16 paragraph B31.

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The Company notes there is an identified asset, and the customer has the right to obtain substantially all the economic benefits from the use of the asset (the customer entities to all mining rewards generated by the mining machines). However, the Company notes the customer does not have the right to direct how and for what purpose the asset is used, such as the customer does not have the right to change the type of cryptocurrency to mine or the mining pool to mine from, throughout the period of use. The customer does not have the ability to change the type of output, when the output is produced, where the output is produced and how much of the output is produced etc. Upon successful placement of a Cloud Hosting order and the commencement of the hosting service, the customer is not able to change the configuration other than updating the cryptocurrency wallet address used for receiving the mining reward. How and for what purpose the mining machine is used is predetermined. As the customer does not operate nor has designed the asset, the Company, therefore, believes the Cloud Hosting arrangement does not contain a lease.

*          *          *

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If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP

Appendix A

Bitdeer Cloud Hosting Service Agreement

This Bitdeer Cloud Hosting Agreement (“Agreement”) is made by and entered into between You (also “User”) and the Bitdeer platform (“Us”, “Company” or “Bitdeer”), collectively "Parties" or individually “Party”. This Agreement provides for the terms and conditions governing your purchase and use of the cloud hosting product(s) provided hereunder (This “Product(s)” or “Product(s)”) and of our website www.bitdeer.com (“Website”). By clicking “Agree” (or other word with equivalent meaning), you confirm that you have read, understood and accepted all the terms and conditions of this Agreement, the Bitdeer Service Agreement and Bitdeer Privacy Policy. If you have any questions about our Product and/or this Agreement, please contact our customer service at support@bitdeer.com.

Risks

Please review this Agreement carefully. If you cannot accept the risks, you shall not buy and/or use the Product(s) provided by Bitdeer hereunder.

1. Digital asset is a high-risk investment product: digital asset itself is not issued by any financial institution or company. The digital asset market is new and has not been confirmed yet. The value of digital asset fluctuates drastically. If you buy, sell, hold or mine digital asset with computing equipment (hereinafter referred to as “Miner”), it may lead to a large risk of financial loss and it is not suitable for most people. When we provide you with the Product(s) under this Agreement, it is assumed that you are a professional with good knowledge of the digital asset industry and understanding of the risks associated with digital asset-related equipment (including without limitation “Miner”) and services (including without limitation “Miner hosting service”). This Agreement and any product/service provided by Bitdeer shall not constitute any investment advice we offer to you.

2. You agree and understand that the value of the Product(s) provided by Bitdeer (and the value of the mined digital asset) may be affected by many factors beyond Bitdeer’s control, including without limitation: mining difficulty, change of other mining parameters/attributes, market price change of digital asset, hardware (e.g. Miner) obsoleteness and hardware amortization, etc. You agree and acknowledge that Bitdeer will not provide any warranty for the future earnings available from your purchase and/or using the Product(s) under this Agreement. Any earnings or rate of earnings (or rate of return) related to the future mentioned in this Website is only an expectation and an assumption. The amount of your actual earnings will be affected by the market price of digital asset, the variation of electricity charge, the throughout-network computing power difficulty, the lucky value of mining pool, and the actual percentage of service fee charged by the mining pool. You understand that if a significant drop in the market price of digital asset causes us to terminate the hosting service and liquidate Miners according to this Agreement (and the market price of the Miners will also fall significantly at this time), you will likely suffer financial losses.

3. You hereby understand that the services provided by Bitdeer are not available to the following (each, a “Restricted Person”): 1) residents in the following countries or regions: the United States, Mainland China, Crimea region, Cuba, Iran, North Korea and Syria; 2) any entities or individuals that are restricted under applicable trade sanctions and export compliance laws; or 3) any entities or individuals that are restricted under Bitdeer’s compliance obligations and internal risk control policies. The above list is not exhaustive. Before using the services provided by Bitdeer, please confirm that you are not a Restricted Person. In the event that you are a Restricted Person and you use the services provided by Bitdeer, all legal risks and liabilities caused by or arising from such usage shall be entirely borne by you, and Bitdeer shall have the right to refuse to provide services to you, and you shall not be entitled to ask Bitdeer to provide any refund.

1.     Definition

For the purposes of this Agreement, the following terms shall be defined as follows:

1.1   With respect to a person, “Affiliate” shall mean any entity or individual that controls, is controlled by or under control with the person directly or indirectly through one or more intermediaries.

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1.2   “Applicable Law” shall mean any applicable law, regulation, rule, judgment, order, decree, ruling or other restrictions issued by any government, governmental agency or court;

1.3   “Force Majeure” shall mean any event or circumstance beyond a Party’s reasonable control that delays or prevents the Party in/from fulfilling any of its obligations under this Agreement, including (to the extent that event or circumstance delays or prevents the Party in/from fulfilling its obligations) war (whether or not declared), terrorist action, destruction, blockade, fire, lightning, Act of God, national strike, riot, suppression, civil unrest, quarantine control, epidemic, earthquake, landslide, avalanche, flood, hurricane, explosion, regulatory, administrative or similar action or delay in taking action by any government agency.

1.4   “Miner Purchase Fee” shall mean the fee charged by Bitdeer for group-buying of Miners: Miner Purchase Fee = Unit price of Miners * Quantity. The unit price of Miners for different group-buying batches may be adjusted according to the change of the market price of Miners. For more details, please refer to the group-buying page for Miners.

1.5   “Taxes” shall mean the tariffs, sales taxes or/and other taxes levied by Bitdeer on behalf of competent authorities. The taxes levied by Bitdeer shall be subject to those shown on the platform.

1.6   “Delivery Fee” shall mean the freight for transporting the Miners from the place of shipment to their destination. The Delivery Fee charged by Bitdeer is subject to those shown on the platform.

1.7   “Miner Fee” shall mean collectively the Miner Purchase Fee, Taxes, and Delivery Fee charged by Bitdeer when you purchase the Products.

1.8   With respect to a User participating in a Cloud Hosting Group, “Miner Ownership Ratio” in that group = Quantity of Miners purchased by the User / Total Miners purchased by the group.

1.9   “Hosting Fee” shall mean the electricity fee (including operation and maintenance fees) charged by Bitdeer for the Miner hosting service. Your Hosting Fee = Total Hosting Fee of the group you belong to * Your Miner Ownership Ratio. Before providing the hosting service to you, Bitdeer will provide the Hosting Fee information on the relevant page as a reference, but you understand and agree that due to electricity price change in different periods and market adjustments, Bitdeer shall have the right to adjust the electricity fee from time to time according to the actual electricity price of the mining site where the miners are located.The actual Hosting Fee charged by Bitdeer shall refer to the actual bill we issue to you.

1.10  “Repair Fee” is also known as the repair and management fee charged by Bitdeer for Miner repair, shelf/off-shelf, transfer and other service. Your Repair Fee = Total Repair Fee of the Cloud Hosting Group you belong to * Your Miner Ownership Ratio. Before providing the service to you, Bitdeer will provide the Repair Fee in formation on the relevant page as a reference, but you understand and agree that we can’t estimate the failure ratio of Miners accurately, so the actual Repair Fee charged by Bitdeer shall refer to the actual bill we issue to you.

1.11 “Platform Management Fee” shall mean the technical service fee for a complete set of cloud hosting technical solutions and resources provided by Bitdeer. The proportion of Platform Management Fee shall be based on the percentage of the revenue after the Handling Fee of Mining Pool is deducted, and shall be subject to those shown on the platform.

1.12 “Hosting Cost” shall mean the Hosting Fee, the Repair Fee and the Platform Management Fee collectively.

1.13 “Handling Fee of Mining Pool” shall mean, after the Miners are connected to the mining pool, the service fee charged by the mining pool for the services, such as mining and revenue payment, provided by the mining pool to customers. The Handling Fee of Mining Pool shall be subject to the actual amount charged by the mining pool to Users.

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1.14 “Net Revenue” shall mean the daily revenue generated by Miners after the Handling Fee of Mining Pool and Hosting Cost are deducted.

1.15 “Liquidation Fee” shall mean the service fee charged by the platform when the User chooses to pick up the Miners after the termination of hosting.

2.    Cloud Hosting Product(s)

First, the User shall pay the Miner Fee to participate in the group-buying. All Users in the group will constitute a Cloud Hosting Group, whose Miners will be managed by Bitdeer and the computing power of these Miners will be connected to the mining pool(s) designated by Bitdeer for mining. After the hosting for the Miners of the group is terminated pursuant to this Agreement, the User may choose to pick up its Miners (the Liquidation Fee charged by Bitdeer shall be deducted) or authorize Bitdeer to sell its Miners for the residual value.

2.1   Group-buying

If the User intends to use the Product(s) provided by Bitdeer, it shall participate in the group-buying and pay the Miner Fee (including Miner Purchase Fee, Tax Fee and Delivery Fee).

a.  Payment of Miner Fee: The User of the Product(s) shall pay the Miner Fee in order to participate in the Miner group-buying. The User shall be fully responsible for the accuracy of payment, including without limitation: the destination account address (or the digital asset wallet), transferred amount and other payment details. Any loss arising from an incorrect payment caused by User’s mistake (e.g. by transferring digital asset to an incorrect address) shall be solely borne by the User.

b. Successful Group-buying: After the User pays the Miner Fee and the User successfully joins the group-buying, Bitdeer will notify the Users that their orders are valid and inform them of their respective Miner Ownership Ratio in the group (if anyone in the Cloud Hosting Group breaches this Agreement after the Group-buying is successfully established (see Article 2.1(e) of this Agreement for details), then User’s Miner Ownership Ratio may be adjusted accordingly, and Bitdeer will send further notification).

c. Failed Group-buying in Whole or in Part: Users’ group-buying may fail in whole or in part because of insufficient inventory of Miners. In such event, Bitdeer shall have the right to cancel User’s order in whole or in part and refund the Users accordingly (the customer service will contact the Users via support@bitdeer.com for refund). Bitdeer will refund the Users whose orders are cancelled in whole or in part within 30 business days after the cancellation. Refunds will be made in sequence based on the time when Users place orders. The total amount of refund will be the amount of US Dollars paid by the User under the cancelled order, and the refund will be returned in the original currency paid by the User (at the exchange rate between US Dollar and original currency at the time of refund) to the original payment address/account when the User makes the payment. Any blockchain transfer fee or other third-party transfer fees shall be borne by the User.

d. You hereby understand and agree that once you have paid the Miner Fee to participate in the group-buying, you shall have no right to request us to refund the Miner Fee or withdraw from the group-buying, unless Bitdeer cancels your order in whole or in part because your group-buying has failed in whole or in part and then refunds you accordingly. If you cannot agree to this provision, please do not participate in any group-buying.

e. You understand and agree that the Miner Fee you pay for the group-buying is a discounted price which is only available to you when you represent that you will use the Product(s) provided by Bitdeer together with other Users in the Cloud Hosting Group you belong to after the group-buying is successfully established. Therefore, after the group-buying is successfully established, you shall have no right to refuse to use the Product(s) provided by Bitdeer and have no right to request to pick up the Miners. If you insist on refusing to use the Product(s) provided by Bitdeer and request to pick up the Miners, you shall pay a liquidated damage (liquidated damage amount= the higher of the Miner Fee you have paid or the market price of the Miner at the time of pick-up * [50] %) and pick up the Miner by yourself. If you cannot accept this provision, please do not participate in any group-buying.

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2.2   Hosting and Connecting Computing Power to Mining Pool(s)

a. The Miners under the Cloud Hosting Group (after the group-buying is successfully established) will enter into the hosting process. The User shall pay Hosting Fee, Repair Fee, etc. for the Cloud Hosting Service provided by Bitdeer.

b. Bitdeer will connect the Miners purchased by the Cloud Hosting Group to the mining pool designated by Bitdeer, and the Users will be able to view the mining information on the website of the mining pool on a real-time basis.

c. Please note that after the Miners are connected to the mining pool, the mining pool will charge Users Handling Fee of Mining Pool which shall be solely determined by the mining pool and shall be deducted from the mining revenue by the mining pool. In addition, the Hosting Cost will be deducted by the mining pool on behalf of Bitdeer.

3.  Classic Mode and Accelerated Payback Mode

3.1 Classic Mode. If you choose the Classic Mode, you will receive all the Net Revenue during the term of this agreement.

3.2 Accelerated Payback Mode.

a. As one of the cloud hosting products provided by Bitdeer, compared with the Classic Mode, the Accelerated Payback Mode costs less to buy the clouding hosting products, and takes a relatively shorter payback period through certain revenue distribution rules.

b. Payback Standards:

During the term of this Agreement, Bitdeer shall calculate your cumulative net revenue (in USD) from the mining pool on a daily basis in UTC time to figure out the return of cost. If your cumulative net revenue is less than the Miner Fee (in USD) you paid when purchasing the  Product(s), your cost shall be deemed as unrecovered and the net revenue shall be allocated according to the rules of Phase 1; if your cumulative net revenue is greater than or equal to the Miner Fee (in USD) paid when purchasing the Product(s), your cost shall be deemed as recovered and the mining revenue shall be allocated according to the rules of Phase 2. Once the rules of Phase 2 are triggered, all subsequent mining revenue shall be allocated according to the rules of Phase 2.

Phase 1: You will receive all net revenue within this phase;

Phase 2: in this phase, you and Bitdeer shall daily calculate the revenue in UTC time, and share the net revenue in a fixed percentage as shown on the order details page. In the event of negative net revenue of the day, Bitdeer does not share the revenue.

3.3 Precautions

a. Users shall understand that daily mining output is variable, and subject to the mining difficulty and the operation and management level of the mining equipment. Although the mining difficulty is unpredictable and uncontrollable, Bitdeer will deploy advanced mining scheduling technology and try its best effort to ensure that Bitdeer’s data center operates the mining equipment at maximum capacity for you.

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b. The mining revenue is converted into US dollars at the exchange rate of UTC 0:00 every day. The exchange rate rules for settlement are subject to the specific instructions shown on the relevant page of the Bitdeer website.

c. Users hereby agree and understand: the price of the Product(s) is fixed at US Dollar, and real-time exchange rates listed on 8 digital asset websites (bitfinex, bitstamp, poloniex, kraken, investing, coinmarketcap, coinbase and Huobi) are used to determine a real-time BTC/BCH/USDT/ETH price in Bitdeer. Customers can choose to make payment by BTC/USDT/BCH/ETH when placing orders. If the exchange rate malfunctions, Bitdeer reserves the right to use a different digital asset reference exchange rate. Bitdeer reserves the right to manually adjust the USD exchange rate when there is an abnormal fluctuation in the digital asset market.

d. Users hereby agree and understand that the net revenue attributable to the Users (if any) does not go through Bitdeer, instead, it is directly sent by the mining pool (that the computing power is connected to) to the digital asset wallet address designated by the Users; Users shall ensure that the designated wallet address is suitable to receive such digital asset corresponding to the net revenue attributable to Users. If any loss arises from any limitation of the wallet address designated by Users to receive mining revenue (e.g. the wallet address has upper limit for receiving digital asset), neither Bitdeer nor the mining pool (that the computing power is connected to) shall bear any responsibility.

e. The distribution time of the net revenue attributable to Users (if any) is subject to the actual distribution schedule set by the mining pool. Users hereby understand that Bitdeer shall not responsible for distribution of net revenue attributable to Users.

f. The provisions of this Agreement other than Articles 3.1 and 3.2 herein shall apply to both the Classic Mode and the Accelerated Payback Mode.

4     Hosting Termination and Liquidation

4.1.  Under any one of the following circumstances, Bitdeer shall have the right to terminate the hosting of the Miners in the entire group and conduct the liquidation and settlement process:

(1) The mining revenue of the Miners under the group is close to the Hosting Cost for 30 consecutive days, or the ratio of the Hosting Fee (electricity fee) and the mining revenue is higher than 80% for 60 consecutive days;

(2) The mining site where the Miners under the group are located is out of service or cannot operate normally for a long time due to reasons beyond Bitdeer’s reasonable control (e.g. site unavailability, power outage, network failure, etc.); or

(3) Other Force Majeure factors, for which Bitdeer believes that the hosting shall be terminated.

4.2.  When the following two conditions are both met, Users of a group can request to terminate the hosting and enter into the liquidation and settlement process:

User(s) who own more than 50% of the Miners in the group request to terminate the hosting.

4.3.  When Bitdeer terminates the hosting for the group pursuant to Article 4.1 above, or the Users in the group requests to terminate the hosting pursuant to Article 4.2 above, Bitdeer will send a Liquidation and Settlement notice to the Users through in-site mail and email. In the notice, Bitdeer will provide a market selling price for the Miners of the group at that time. After receiving the notice, Users may either authorize Bitdeer (and Bitdeer’s affiliates) to sell the Miners at the market price or request to pick up the Miners:

a. After the hosting is terminated, the number of Miners available for a User to pick up = the number of remaining runnable Miners in the group * the Miner Ownership Ratio of the User. You hereby agree that during the operation of the Miners, Bitdeer will discard those with unrepairable failure, wear, aging, damage, etc. Since some Miners may be depreciated and discarded, if the calculated number of Miners available for the User is not an integer, the number shall be rounded down as an integer.

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b. If you choose to pick up the Miners in kind, you shall send an application to support@bitdeer.com within 7 days after the Liquidation and Settlement Notice is sent by the platform. Any failure to submit such an application within 7 days shall constitute your agreement to authorize Bitdeer (and its affiliates) to sell the Miners at the market price provided by Bitdeer. You agree that you will log in to your in-site mails and the email box you register with Bitdeer at least once a week, so that you can give timely response to any Liquidation and Settlement Notice sent to you by Bitdeer. If the hosting is terminated by Bitdeer pursuant to clause (a) above, the Users who choose to pick up physical Miners shall pay Bitdeer a Liquidation Fee equals to 30% of the market price of the Miners and pick up the Miners by himself; if the hosting is terminated by the group of Users pursuant to clause (b) above, the Users who choose to pick up Miners by themselves shall pay Bitdeer a Liquidation Fee equals to 50% of the market price of the Miners and solely bear the freight of the Miners and the possible depreciation loss during the delivery period; if cross-border logistics is involved, the Users shall complete the relevant custom clearance and bear the corresponding cost.

c. If Users choose to authorize Bitdeer (and its affiliates) to sell the Miners at the market price, Bitdeer (and its affiliates) will return the selling price to you within 30 business days after the successful sale of the Miners (the selling price you will receive = Total selling price of the Miners in the group * Your Miners Ownership Ratio).

4.4 Except as agreed in this Article 4, under no circumstances shall the Users unilaterally terminate or liquidate the Product(s). Please do not purchase the Product(s) if you cannot accept this provision.

5.    Restrictions and Obligations

5.1   Representations and Warranties

In addition to the representations and warranties in the Bitdeer Service Agreement, during the term of this Agreement, you represent and warrant to Bitdeer that:

a.     If you are a natural person, you shall have reached the age of 18 and have full legal capacity for civil conduct;

b.     If you are an entity, you are established legally and exist validly in good standing according to the laws and regulations of the jurisdiction where you are located;

c.     You hereby understand that the services provided by Bitdeer are not available to the following (each, a “Restricted Person”): 1) residents in the following countries or regions: the United States, Mainland China, Crimea region, Cuba, Iran, North Korea and Syria; 2) any entities or individuals that are restricted under applicable trade sanctions and export compliance laws; or 3) any entities or individuals that are restricted under Bitdeer’s compliance obligations and internal risk control policies. The above list is not exhaustive. Before using the services provided by Bitdeer, please confirm that you are not a Restricted Person. In the event that you are a Restricted Person and you use the services provided by Bitdeer, all legal risks and liabilities caused by or arising from such usage shall be entirely borne by you, and Bitdeer shall have the right to refuse to provide services to you, and you shall not be entitled to ask Bitdeer to provide any refund.

d.    You accept and use the Product(s) provided by Bitdeer in compliance with applicable laws in your country/region and do not violate your obligations to any other third party;

e.     The source of funds you use to pay for the Product(s) of Bitdeer is legal;

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f.      You have the required right to buy and use the Product(s) provided by Bitdeer and perform related obligations; this Agreement and related orders are valid and binding on you;

g.      The information you provide to us (including without limitation registration information) is true, accurate and complete. If there is any change in such information, you will notify us promptly.

h.      You buy and/or use our Product(s) only on your behalf, and you will not buy and/or use our Product(s) on behalf of or for the benefit of any third parties. Without Bitdeer’s consent, you will not register more than one account on this Website.

5.2  KYC/AML Requirements

You understand and agree that for purposes of KYC (“Know Your User”) and anti-money laundering (“AML”), etc., Bitdeer has the right to require you to provide your personally identifiable information and related financial information. You confirm that you will submit true, accurate information to us. You agree that Bitdeer reserves the right to impose certain restrictions on your account and/or suspend or terminate your use of the Bitdeer Product(s) based on the information you provide, Bitdeer’s compliance obligations and internal risk control policies.

5.3  Account Security

You shall be fully liable for the security of your account password (or other security devices). Any application or order submitted through your account is deemed to have been executed and agreed upon by yourself. If your account, password or other information is used fraudulently or illegally due to your negligence, we are not responsible for any risks and losses arising therefrom. If you suspect that your account, password or other information has been fraudulently or illegally used, you shall notify us immediately.

5.4  Tax

You agree to assume all tax obligations arising from your purchase and/or use of the Product(s) provided by Bitdeer.

5.5  Prohibitions

a.      You shall not use any Product provided by Bitdeer:

(1)   To support, instigate or participate in any terrorist activity;

(2)   To participate in any money laundering activity; or

(3)   To participate in any other activities against applicable laws.

b.     You shall not participate in any activity that may affect the Product(s) provided by Bitdeer and/or the security of this Website.

c.     You shall not use any method to block your Internet traffic and IP address (e.g. Proxy, Tor, VPN, etc.) or use other technical services that hide User’s true Internet connection.

d.     Without Bitdeer’s prior written authorization, you shall not conduct any activity in the name of Bitdeer.

e.     You hereby promise and guarantee that your purchase and/or use of the Product(s) provided by Bitdeer will not impair Bitdeer’s reputation or cause Bitdeer to bear legal liabilities or other penalties, fines or sanctions.

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f.      If you violate the provisions of this Article 5.5, Bitdeer shall have the right to immediately suspend or terminate the Product(s) provided to you, and shall have the right to take all necessary legal measures to the extent permitted by applicable laws.

5.6  Licensing

The Company hereby grants you a limited, non-exclusive, revocable, non-transferable and non-sublicensable license during the term of this Agreement to use the Product(s) we provide under this Agreement. The Company or its licensor reserve all rights, titles and interests in and to the Service, including all source code, object code, data, information, and their copyright, trademark, patent, invention and trade secrets, as well as all other rights not expressly granted to you under this Agreement. This Agreement does not constitute a waiver of any Company’s rights under the intellectual property law of the British Virgin Islands or any other jurisdiction or any other federal, state or foreign law.

5.7  Data

For any data or information that we provide to you during the period in which you use our Product(s), you agree:

a. that such data or information is only used for the purpose specified in this Agreement and in compliance with all applicable laws;

b. not to transfer, transmit, display or otherwise disclose or make available such data or information to third parties except required by applicable laws; and

c. not to improve or modify such data or information, nor to use such data or information to make derivatives or use in combination with any other information without the Company’s prior written consent.

5.8  Limited Liability

a. You understand and acknowledge that the actual computing power of Miners will fluctuate due to unstable factors such as network, electricity and Miners’ power, and therefore Bitdeer does not represent that the Miners hosted by us will function 100% stably. For the fluctuation of computing power caused by power failure, Bitdeer will correspondingly adjust the electricity charge, but shall not be liable to compensate Users for the loss of computing power during the shutdown of the Miners. For the insufficient computing power caused by the failure of the Miners, Bitdeer will take the failed Miners off the shelf for maintenance, and have the right to charge Repair Fee to Users, but shall not compensate Users for the loss of computing power during the shutdown of the Miners. Users agree that Bitdeer shall not be liable for damage or loss of the Product(s), or service interruption or termination caused by force majeure. In the event of any force majeure, Bitdeer shall take reasonable measures to minimize interference and loss, but shall not be liable for the consequences caused or incidental to such force majeure hereon.

b. Bitdeer shall not be liable for the following matters and the losses incurred to Users due to the following matters:

(1) Loss of profits;

(2) Product damage or loss and service interruption or termination not caused by Bitdeer’s malicious behavior;

(3) Damage or loss of information/data not caused by Bitdeer’s willful misconduct;

(4) Implementation or change of laws, regulations and policies;

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(5) that the User is restricted under Bitdeer’s compliance obligations and/or internal risk control policies based on the information provided by the User (including but not limited to the Personally Identifiable Information, financial information and digital asset wallet address);

(6) Losses caused by Users’ fault or violation of this Agreement (including without limitation providing inaccurate information to Bitdeer, leaking password to a third party, etc.); and

(7) Other events beyond Bitdeer’s control.

c. Without duplication of any other rights to recovery or indemnity set forth in this Agreement, you shall compensate the Company for any losses, liabilities, claims, allegations, actions, litigations or expenses (collectively “Losses”, including reasonable attorney’s fees) caused by your violation of this Agreement, and hold the Company harmless from such Losses. Under no circumstances will the Company, its affiliates or their respective officers, directors, agents, employees or representatives bear any special, incidental, indirect or consequential damages or profit losses related to this Agreement to you or any third party.

d. In any case, Bitdeer’s total liability (if any) to Users under the Product(s) shall not exceed the total Miner Fee of the Product(s) paid by the Users to Bitdeer.

6.     Miscellaneous

6.1  Term and Termination

The term of this Agreement shall commence from your purchase and/or use of the Product(s) provided by Bitdeer until (1) Bitdeer or you propose to terminate this Agreement or (2) the termination of use of the Product(s) under this Agreement (e.g. the hosting service of the hosting Miners have been terminated and liquidated as per Article 4 herein); provided that any termination will not affect the Cloud Hosting Group that has been established before the termination, and will not relieve you from your liability for breach of this Agreement or any representations made by you under this Agreement.

6.2  Revision of Agreement

Bitdeer may revise this Agreement any time by publishing the revision on this Website or providing you with a copy of the revision (the “Revised Agreement”). The Revised Agreement shall come into force as of the time when it is published, but is not retroactive, and thus does not apply to any Cloud Hosting Group that has been established before the revision. After the Revised Agreement is published, your continuing to participate in the group–buying shall constitute your acceptance of the Revised Agreement.

6.3  Applicable Law

This Agreement shall be governed by the laws of the British Virgin Islands without considering the conflict of law principles.

6.4  Successors and Assigns

You shall not transfer any of your rights or obligations hereunder to a third party without Bitdeer’s written consent. Bitdeer may assign its rights and obligations hereunder to third parties based on its operational needs, provided that such assignment shall not affect your rights and interests under this Agreement.

6.5 Delay or Negligence

Any delay or failure in excising rights or powers in response to any of your breach of contract shall not prejudice Bitdeer’s exercise of any rights or powers, nor shall it be construed as a waiver or acceptance of any breach of contract.

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6.6  Severability

If any provision of this Agreement is held illegal, invalid or unenforceable, the other provisions hereof shall remain in full force.

6.7  Dispute settlement

If there is any dispute between both Parties when performing this Agreement and if the negotiation fails, either Party may submit the dispute to Singapore International Arbitration Center (SIAC) for arbitration, and the dispute will be settled in accordance with the SIAC Rules in effect at the time of submission. The award of arbitration shall be final and binding upon both Parties. The arbitration costs shall be borne by the losing Party unless otherwise ruled. The losing Party shall also bear the winning Party’s attorney fees and other expenses.

6.8  Survival

All terms and conditions of this Agreement that should survive any expiration or termination hereof by their nature shall survive such expiration or termination.

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